UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMG Pantheon Master Fund, LLC

(Name of Issuer)

AMG Pantheon Master Fund, LLC

(Name of Person(s) Filing Statement)

Units of Beneficial Interest

(Title of Class of Securities)

001701101

(CUSIP Number of class of securities)

Mark J. Duggan

c/o AMG Pantheon Master Fund, LLC

AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

(877) 355-1566

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

One Maritime Plaza, Suite 1800

300 Clay Street

San Francisco, CA 94111-4006

August 10, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Repurchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is AMG Pantheon Master Fund, LLC (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 680 Washington Boulevard, Suite 500, Stamford, Connecticut 06901 and the telephone number is (877) 355-1566.

(b)

The title of the securities that are the subject of the offer to repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are units of beneficial interest (“Units”) or portions thereof. As of the close of business on May 31, 2026, there were approximately 242,966,149 Units outstanding. Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 12,148,307 Units that are tendered by holders of the Fund’s Units (“Members”) and not withdrawn as described in the Offer to Repurchase (the “Offer Amount”). The Units subject to the Offer represent approximately 5% of the Fund’s Units outstanding as of May 31, 2026.

(c)	Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Limited Liability Company Agreement, as amended (the “LLC Agreement”).

Item 3. Identity and Background of Filing Person.

(a)

The Fund is making the Offer for its own Units. The information required by this Item is set forth in Item 2(a) above. Pantheon Ventures (US) LP (“Pantheon”) serves as the investment adviser for the Fund. Pantheon is located at 555 California Street, Suite 3450, San Francisco, California 94104 and its telephone number is (415) 249-6200. The members of the Fund’s Board of Directors (the “Board”) are Jill Cuniff, Kurt Keilhacker, Peter MacEwen, Eric Rakowski, Victoria Sassine and Garret W. Weston (each, a “Director”). The officers of the Fund are Keitha L. Kinne, Thomas G. Disbrow, Jeffrey Miller, Mark J. Duggan, Patrick J. Spellman, and John A. Starace (each, an “Officer”). The Directors and Officers may be reached at the Fund’s business address and phone number set forth in Item 2(a) above. AMG Pantheon Fund, LLC (the “Feeder Fund”) and the Fund are organized in what is commonly referred to as a “master-feeder” structure.

(b)-(c)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 12,148,307 Units that are tendered by Members by 11:59 p.m., Eastern Time, on September 4, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Unit (or portion thereof) tendered will be its net asset value as of the close of business on September 30, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Offer to Repurchase and Price” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

Each Member that tenders Units that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Member that the Fund has received and accepted their tender. Such Member will be issued payment in cash or a non-interest bearing, uncertificated debt obligation entitling the Member to receive an amount equal to the value of the Member’s Units accepted for purchase by the Fund determined as of the Valuation Date. The form of the Acceptance Letter is attached as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on September 4, 2026, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Repurchase and Price”, Section 4 “Procedures for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)

Reference is made to the Cover Page, Summary Term Sheet, Section 3 “Amount of Tender” and Section 7 “Certain Conditions of the Offer” of the Offer to Repurchase, which are incorporated herein by reference.

(vi)	Reference is made to Cover Page, Summary Term Sheet and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference. All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Summary Term Sheet, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

(x)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 9 “Certain U.S. Federal Income Tax Consequences” of the Offer to Repurchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Units to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)	Not applicable.

(e)

The Board has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. Pantheon expects that it will recommend to the Board that the Fund purchase Units from Members quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s Officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). The Fund’s LLC Agreement provides that, if a Member submits to the Fund a written request to commence a repurchase offer and the Fund does not, within two years from the date of such written request, commence a repurchase offer for at least 5% of the net assets of the Fund, the Fund promptly will thereafter offer to all then Members the opportunity to contribute their Units to a special purpose vehicle (an “SPV”) to be registered under the 1940 Act or exempt from such registration and having the investment objective to liquidate at least 90% of its assets within three full fiscal years of such contribution. Any such offer to contribute will be made pursuant to an offering registered under the Securities Act of 1933, as amended, or pursuant to an offering exempt from such registration. Any such SPV would not bear any investment advisory or investment management fees after the three fiscal year period.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b),(d)	Reference is made to Summary Term Sheet and Section 6 “Purchases and Payment” of the Offer to Repurchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Units outstanding as of May 31, 2026, the following persons (the named individuals being the Directors) own the number of Units indicated in the below table.

Person	Units	Percentage of the Fund’s Outstanding Units
AMG Pantheon Fund, LLC	234,446,760	96.49%
Pantheon Ventures (US) LP	0	0.00%
Jill Cuniff	0	0.00%
Kurt Keilhacker	0	0.00%
Peter MacEwen	0	0.00%
Eric Rakowski	0	0.00%
Victoria Sassine	0	0.00%
Garret W. Weston	0	0.00%

The Fund has been informed that the Feeder Fund may tender a portion of its shares pursuant to the Offer in connection with the Feeder Fund’s offer on August 3, 2026 to purchase shares of the Feeder Fund. Except for the foregoing, none of the persons listed above intends to tender any of its Units in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Other than the issuance of Units by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Units effected during the past 60 days by the Fund, Pantheon, or any Director or officer of the Fund, or any person controlling the Fund or Pantheon, or by the Feeder Fund or any Director or officer of the Feeder Fund.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)

The audited annual financial statements of the Fund dated March 31, 2026 and the schedule of investments of the Fund dated March 31, 2026, both filed with the SEC on EDGAR on Form N-CSR on June 9, 2026, are incorporated by reference. The Fund will prepare and transmit to Members the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1) None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(c)	The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12(a). Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Repurchase.

	(ii)	Offer to Repurchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Members in Connection with the Fund’s Acceptance of Units.

	(v)	Form of Notice of Withdrawal of Tender.

(a)(2)-(5)	Not applicable.

(b)	None.

(d)	None.

(g)	Not applicable.

(h)	Not applicable.

Item 12(b). Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMG PANTHEON MASTER FUND, LLC

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Treasurer, Principal Financial Officer and Principal Accounting Officer

Dated: August 10, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Repurchase.

(a)(1)(ii)	Offer to Repurchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Members in Connection with the Fund’s Acceptance of Units.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

Filing Fee Exhibit.